Exhibit 99.1

Servier Exercises Exclusive Worldwide Licensing Option with Cellectis for UCART19, an Allogeneic CAR-T Cell Therapy for Hematological Malignancies

Servier Also Enters Into Exclusive Global License and Collaboration Agreement with Pfizer to Co-Develop and Commercialize Therapy

NEW YORK & SURESNES, France--(BUSINESS WIRE)--November 18, 2015--Regulatory News:

Cellectis (Alternext:ALCLS; Nasdaq:CLLS) and Servier today announced that they signed an amendment to their existing collaboration agreement from February 2014 especially for UCART19, a TALEN® gene-edited allogeneic Chimeric Antigen Receptor T-cell (CAR-T) immunotherapy. Under this amendment, Servier early exercises its option to acquire the exclusive worldwide rights to further develop and commercialize UCART19, which is about to enter Phase 1 development for chronic lymphocytic leukemia (CLL) and acute lymphoblastic leukemia (ALL).

In addition, Pfizer Inc. (NYSE: PFE) and Servier have entered into an exclusive global license and collaboration agreement to co-develop and commercialize UCART19. Under the terms of the agreement, Pfizer and Servier will work together on a joint clinical development program for UCART19 and share development costs. Pfizer will be responsible for potential commercialization of UCART19 in the United States, and Servier will retain marketing rights in countries outside the United States. Pfizer’s collaboration with Servier on UCART19 is distinct from the collaboration with Cellectis that Pfizer announced in June 2014, which did not include UCART19.

UCART19 utilizes Cellectis’ proprietary, allogeneic approach to develop CAR-T therapies that engineer T-cells from non-patient donors for use in multiple patients. This is different from autologous approaches, which engineer a patient’s own T-cells.

Cellectis will receive from Servier a payment of $38.2 million upon signature. In addition, Cellectis is eligible for over $300 million of milestone payments, R&D financing, and royalties on sales from Servier, based on annual net sales of commercialized products. Financial terms for the Servier agreement with Pfizer were not disclosed.

“Servier’s early option exercise is a strong recognition of the potential value of UCART19 for patients, as the first allogeneic CAR-T therapy expected to move into clinical development that utilizes Cellectis’ TALEN® gene editing technologies,” said Dr. André Choulika, Ph.D., chairman and chief executive officer of Cellectis. “Cellectis aims to provide cancer patients with highly innovative best-in-class allogeneic CAR-T therapies across all geographies, and we are proud to collaborate on this license agreement with Servier and Pfizer to foster access for patients.”

“The partnership between Pfizer and Servier is a major step in the development of UCART19 and our ambition to provide innovative drugs for patients in oncology, as it has been envisioned by Servier’s president, Olivier Laureau,” said Emmanuel Canet, M.D., president, Research and Development at Servier.

“This collaboration on the development of the UCART19 asset builds on Pfizer’s position in the CAR-T space and our growing portfolio of investigational immuno-oncology assets, which is a major priority for our oncology business,” said Mikael Dolsten, M.D., Ph.D., president, Worldwide Research and Development at Pfizer. “This work with Servier and Cellectis underscores our companies’ shared commitment to developing unique cancer therapies that may benefit patients around the world.”

About Cellectis

Cellectis is a biopharmaceutical company focused on developing immunotherapies based on gene-edited CAR T-cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 15 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases and pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis is listed on the Nasdaq market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com.

Talking about gene editing? We do it.

TALEN® is a registered trademark owned by the Cellectis Group.

About Servier

Servier is an independent French-based pharmaceutical company with a strong international presence in 145 countries. It employs more than 21,000 people.

Its development is driven by the pursuit of innovation in the therapeutic areas of cancer, cardiovascular, metabolic, central nervous system, psychiatric, bone, muscle and joint diseases.

In 2014, the company recorded a turnover of 4 billion euros.

28% of this turnover was reinvested in Research and Development.

www.servier.com.

Pfizer Inc.: Working together for a healthier world™

At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety and value in the discovery, development and manufacture of health care products. Our global portfolio includes medicines and vaccines as well as many of the world's best-known consumer health care products. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world's premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 150 years, Pfizer has worked to make a difference for all who rely on us. To learn more, please visit us at www.pfizer.com.

PFIZER DISCLOSURE NOTICE

The information contained in this release is as of November 19, 2015. Pfizer assumes no obligation to update forward-looking statements contained in this release as the result of new information or future events or developments.

This release contains forward-looking information about UCART19 and a license and collaboration agreement between Pfizer and Servier to co-develop and commercialize UCART19, including their potential benefits, that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, the uncertainties inherent in research and development, including the ability to meet anticipated clinical study commencement and completion dates as well as the possibility of unfavorable study results; whether and when drug applications may be filed in any jurisdictions for UCART19; whether and when any such applications may be approved by regulatory authorities, which will depend on the assessment by such regulatory authorities of the benefit–risk profile suggested by the totality of the efficacy and safety information submitted; decisions by regulatory authorities regarding labeling and other matters that could affect the availability or commercial potential of UCART19; and competitive developments.

A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.pfizer.com.

CELLECTIS DISCLAIMER

This press release contains “forward-looking” statements that are based on our management’s beliefs and assumptions and on information currently available to management.

This release contains forward-looking information about UCART19 and a license and collaboration agreement between Cellectis and Servier, including their potential benefits, that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The risks and uncertainties include, but are not limited to the risk of not obtaining regulatory approval to commence clinical trials on our UCART product candidates, the risk that our collaboration with Servier and with Pfizer will not continue or will not be successful, and the risk that any one or more product candidates will not be successfully developed and commercialized.

You should read the Company’s Prospectus, including the Risk Factors set forth therein and the exhibits thereto, completely and with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

CONTACT:
For Cellectis:
Cellectis Media:
Jennifer Moore, 917-580-1088
VP Communications
media@cellectis.com
or
KCSA Strategic Communications
Caitlin Kasunich, 212-896-1241
ckasunich@kcsa.com
or
Dixon Moretz, 212-896-1251
dmoretz@kcsa.com
or
Cellectis Investor Relations:
Simon Harnest, 646-385-9008
VP Finance and Investor Relations
simon.harnest@cellectis.com
or
For Servier:
Servier Communication Department, +33 1 5572 6037
presse@servier.fr
or
For Pfizer:
Pfizer Media:
Sally Beatty, 347-330-7867
Pfizer Global Media Relations
Sally.Beatty@pfizer.com
or
Lisa O’Neill, +44 7929 339 560
Pfizer Media Relations, Europe, Middle East, Africa
Lisa.O'Neill@pfizer.com
or
Pfizer Investor Contact:
Ryan Crowe, 215-260-0914
Ryan.Crowe@pfizer.com